October 5, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin J. Kuhar, Accounting Branch Chief

RE:	QuantRx Biomedical Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed April 17, 2017 File No. 000-17119

Dear Mr. Kuhar:

This letter is submitted on behalf of QuantRx Biomedical Corporation (the “Company”) in response to the comment issued by the staff of the Office of Electronics and Machinery (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2016 (the “Annual Report”), filed on April 17, 2017, as set forth in your letter, dated September 12, 2017 (the “Comment Letter”) addressed to Mr. Hirschman, Acting Chief Executive Officer of the Company. Contemporaneously herewith, the Company is filing Amendment No. 1 to the 10-K (the “10-K/A”) in response to the Staff’s comment raised in the Comment Letter.

For reference purposes, the Staff’s comment has been reproduced in bold herein, with the Company’s response immediately following the comment. The response provided herein is based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Report of Independent Registered Public Accounting Firm, page F-2

1.
We note that in the first and third paragraphs of the report your auditor has only opined on the financial statements as of and for the year ended December 31, 2016. Please file an amendment to your Form 10-K, including the complete Item 8 and updated certifications, to provide an audit report that opines on all the periods presented in your financial statements - i.e., as of and for the years ended December 31, 2016 and 2015. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Response

In response to Staff’s comment, we have included the financial statements required by Item 8 as well as an updated audit report opining on the financial statements covering the years ending December 31, 2016 and 2015, and included them in the 10-K/A. In addition, we have upated the certifications and included them in the 10-K/A as well.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Daniel W. Rumsey Daniel W. Rumsey Managing Director Disclosure Law Group, Professional Corporation
cc:    Dr. Hirschman
       Chief Executive Officer
       QuantRx Biomedical Corporation